4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

March 29, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. H. Christopher Owings

Re:	Susser Holdings Corporation, and co-registrants
Registration Statement on Form S-3
File No. 333-162851

Dear Mr. Owings:

Susser Holdings Corporation (the “Company”), Susser Holdings, L.L.C. (“Susser Holdings”), Susser Finance Corporation (“Susser Finance”) and certain direct and indirect subsidiaries of the Company (the “Guarantors” and, together with the Company, Susser Holdings and Susser Finance, the “Applicants”) hereby respectfully withdraw their request for acceleration of the effective date of the Applicants’ registration statement on Form S-3 (File No. 333-162851) set forth in our letter dated March 25, 2010.

Very truly yours,

Susser Holdings Corporation
Susser Holdings, L.L.C
Susser Finance Corporation
APT Management Company, LLC, as General Partner of Applied Petroleum Technologies, Ltd.
APT Management Company, LLC
C&G Investments, LLC
Corpus Christi Reimco, LLC
GoPetro Transport LLC
Stripes Acquisition LLC
Stripes Holdings LLC
Stripes LLC
Stripes No. 1009 LLC
Susser Financial Services LLC
Susser Petroleum Company LLC
T&C Wholesale, Inc.
TCFS Holdings, Inc.
Town & Country Food Stores, Inc.

By:	/s/ E.V. Bonner, Jr.
E. V. Bonner, Jr.
Executive Vice President

Quick Stuff of Texas, Inc.

By:	/s/ E.V. Bonner, Jr.
E. V. Bonner, Jr.
President, Secretary and Treasurer

SSP BevCo I LLC
SSP BevCo II LLC
SSP Beverage, LLC
TND Beverage, LLC

By:	/s/ E.V. Bonner, Jr.
E. V. Bonner, Jr.
Manager

cc:	Mr. Sam L. Susser, Chief Executive Officer
Mr. Rod Miller, Weil, Gotshal & Manges LLP

2